UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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21001410

UDITED REPORT
M X-17A-5
ART III

SEC Mail Processing
FEB 01 2021
Washington, DC

SEC FILE NUMBER
8-68238

...CING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: China eCapital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 SANTA MONICA BLVD., SUITE 660
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Chen (310) 861-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kosho Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of China eCapital Partners, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

Michael Alexander Cardenas
COMM. 2221449
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 8, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On January 13, 2021 before me, Michael Alexander Cardenas, Notary Public
(insert name and title of the officer)

personally appeared Daniel Kosho Chen,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Seal)

Michael Alexander Cardenas
COMM. 2221449
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 8, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of China eCapital Partners, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of China eCapital Partners, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of China eCapital Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of China eCapital Partners, LLC's management. My responsibility is to express an opinion on China eCapital Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to China eCapital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the China eCapital Partners, LLC's financial statements. The Supplemental Information is the responsibility of the China eCapital Partners, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as China eCapital Partners, LLC's auditor since 2010.
Tarzana, California
January 15, 2021

CHINA ECAPITAL PARTNERS, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	1,354,600
Accounts receivable		366,720
Fixed assets, net of accumulated depreciation of $138,508		4
Other Assets		23,893
Total assets	$	1,745,217

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	34,525
Accrued expenses		26,919
Total liabilities		61,444
MEMBERS' EQUITY:		
Members' equity		1,683,773
Total members' equity		1,683,773
Total liabilities and members' equity	$	1,745,217

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC

Statement of Income
For the year ended December 31, 2020

REVENUES:	
Advisory fees	$2,662,508
Reimbursed expenses income	6,000
Total income	$2,668,508
EXPENSES:	
Business development	43,966
Depreciation	651
Insurance	42,458
Office expense	72,910
Professional fees	71,759
Rent	162,457
Salaries and wages	658,605
Travel and entertainment	2,152
Other general and administrative expenses	27,488
Total expenses	1,082,446
INCOME BEFORE INCOME TAXES	1,586,062
INCOME TAX PROVISION (Note 3)	
Income tax expense	6,800
NET INCOME	$ 1,579,262

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2020

		Total Members' Equity
Beginning balance January 1, 2020	$	284,543
Capital contributions	$	800,000
Capital withdrawals		(980,032)
Net income		1,579,262
Ending balance December 31, 2020	$	1,683,773

CHINA ECAPITAL PARTNERS, LLC

Statement of Cash Flows
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,579,262
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	651
(Increase) decrease in:	
Accounts receivable	(360,000)
Other assets	1,245
Increase (decrease) in:	
Accounts payable	(1,248)
Accrued expenses	(193)
Total adjustments	(359,545)
Net cash provided by operating activities	1,219,717
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	800,000
Capital withdrawals	(980,032)
Net cash used in financing activities	(180,032)
Increase in cash	1,039,685
Cash-beginning of period	314,915
Cash-end of period	$ 1,354,600
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 6,800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

China eCapital Partners, LLC, (the "Company"), was formed in March, 2017, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

96% of the revenues during the year was from one client.
Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation, typically achieved upon successful closing(s) of a transaction.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Property and equipment are stated at cost. Purchases over $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing authorities for years ending December 31, 2017, 2018, and 2019.

The management has reviewed the results of operations for the period of time from its year end December 31, 2020 through January 15, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31 2020.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer hardware	$ 59,724
Furniture and equipment	78,788
	138,512
Less accumulated depreciation	(138,508)
Fixed assets, net	$ 4

For the year ended December 31, 2020, depreciation expense was $651.

Note 3: INCOME TAXES

At December 31, 2020 the Company is subject to a limited liability company gross receipts fee of $6,000 and a minimum franchise tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

On November 1, 2020 the Company entered into a new operating lease at a new location covering its offices through November 30, 2021. Minimum future rental commitments are:

Year Ending	Amount
December 31, 2021	$78,976

Rent expense for year ended December 31, 2020 was $ 162,457.

The Company adopted ASC Topic 842 standard on leases on January 1, 2020. The Company is not subject to this requirement inasmuch as it has less than one year remaining on its existing lease.

On September 29, 2020 the Company received a demand letter from a former employee claiming among other things wrongful termination. Mediation on this matter is scheduled for February, 2021. The Company and its counsel feel this claim is without merit and plans to defend this vigorously.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had net capital of $1,293,157, which was $1,288,157 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness $61,444 to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

CHINA ECAPITAL PARTNERS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Members' equity, December 31, 2020	$ 1,683,773	$ 1,683,773	$ -
Subtract - Non allowable assets:			
Accounts receivable	366,720	366,720	
Fixed assets	4	4	-
Other assets	23,893	23,893	-
Tentative net capital	1,293,156	1,293,156	-
Haircuts	0	0	-
NET CAPITAL	1,293,156	1,293,156	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 1,288,156	$ 1,288,156	-
Aggregate indebtedness	61,444	61,444	-
Ratio of aggregate indebtedness to net capital	0.05%	0.05%	

There were no recorded differences between
the audit and focus at December 31, 2020.

The accompanying notes are an integral part of these financial statements

CHINA ECAPITAL PARTNERS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Relase 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2020

The Company has no possession or control obligations under SEC 15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

China eCapital Partners, LLC Exemption Report

We, as members of the management of (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placement of securities and mergers and acquisitions advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2020, without exception.

China eCapital Partners, LLC

Daniel Chen
January 15, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
China eCapital Partners, LLC
Los Angeles, California

I have reviewed management's statements, included in thc accompanying SEC Rule 15c3-3 Exemption Report in which China eCapital Partners, LLC, stated that China eCapital Partners, LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and that it has not held customer funds or securities and that China eCapital Partners, LLC is a "non-covered" firm pursuant to Footnote 74 to SEC Release and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. China eCapital Partners, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. China eCapital Partners, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about China eCapital Partners, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2021

CHINA ECAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

CHINA ECAPITAL PARTNERS, LLC

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